ATCO
GROUP

Corporate Office



Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

February 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 185 SECTION

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release issued February 3, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Matheson, STI
Corporate Secretarial Department

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Enclosure(s)



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
February 3, 2005

Canadian Utilities Announces Approval of Barking Power Arrangements with TXU

Calgary, Alberta - Canadian Utilities Limited ("CU") announces that at TXU creditors' and members' meetings on January 28, 2005, company voluntary arrangements ("CVAs") under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the Barking Power Plant, a 1000 megawatt plant in London, England, in which CU, through Barking Power Limited, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking Power Plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the CVAs which were approved on January 28, 2005.

The CVAs will not become effective until on or about February 28, 2005 and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on CU's financial condition and results cannot be determined at this time.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about CU can be found on its website, www.canadian-utilities.com.

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Contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

H.K. (Harish) Mohan
Senior Vice President, Finance
& Controller
ATCO Power Ltd.
(403) 209-6912